Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482ad

FUNDRISE

13% fixed return in Charlotte, NC



What's new

Fundrise has added a preferred equity investment to its portfolio—a 335-unit multifamily development in Charlotte, NC, offering a fixed 13%[1] return and designed to capitalize on today's elevated interest rates and dislocated credit markets.

13%[1] fixed return

The projected annual return offers a compelling risk-adjusted profile.

Prime location

Charlotte's metro area is projected to grow 7.6% by 2028, driving demand for quality rentals.

Top-tier development

335 modern units featuring high-end finishes, stainless steel appliances, in-unit laundry, and premium amenities like a resort-style pool, sky lounge, fitness center, and business center.

Experienced sponsor

Developed over 11k residential units across 43 communities with an aggregate transaction value of approximately $3.3 billion.

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Why now

In today's economic environment, preferred equity investments like this Charlotte Development, offer unique risk-adjusted returns. With declining rates expected, these fixed-return investments look increasingly favorable against other fixed-income options.

Portfolio impact

The Income Real Estate Fund remains resilient even as interest rates drop. This 13%[1] preferred equity investment aligns with our long-term objective of delivering strong, stable returns across market cycles.

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Start investing in less than 5 minutes and with as little as $10.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

Fed cuts rates—now it's your move

With interest rates dropping, real estate prices are poised to rise. By investing now, you can lock in today's lower prices and maximize your returns *before* values likely recover.

Invest now



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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of their investment agreements and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.